UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CLEAN ENERGY FUELS CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-33480	33-0968580
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

4675 MacArthur Court, Suite 800 Newport Beach, California	92660
(Address of Principal Executive Offices)	(Zip Code)

J. Nathan Jensen

Senior Vice President, Corporate Transactions and Chief Legal Officer

Clean Energy Fuels Corp.

4675 MacArthur Court, Suite 800

Newport Beach, California 92660

(949) 437-1000

(Name and Telephone Number, including Area Code,

of the Person to Contact in Connection with This Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of Clean Energy Fuels Corp. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2017 to December 31, 2017 (the “Reporting Period”).

A copy of the Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 to this Form SD, is hereby incorporated by reference herein, and is publicly available at http://investors.cleanenergyfuels.com/corporate-governance.cfm. The foregoing website reference is intended to be an inactive textual reference, and the contents of the Company’s website are not incorporated into this Form SD.

Item 1.02	Exhibit.

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Clean Energy Fuels Corp.

By:	/s/ Andrew J. Littlefair	Date: May 30, 2018
Name: Andrew J. Littlefair Title: President and Chief Executive Officer

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